UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to                 .

Commission File Number 001-15577

A.                    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Qwest Savings & Investment Plan

B.                      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Qwest Communications International Inc.

1801 California Street, Denver, Colorado 80202

303-992-1400

REQUIRED INFORMATION

The Qwest Savings & Investment Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). As permitted by Item 4 of Form 11-K, the Plan has prepared the accompanying financial statements and schedule in accordance with the financial reporting requirements of ERISA.

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Qwest Communications International Inc.:

We have audited the accompanying statements of net assets available for benefits of the Qwest Savings & Investment Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U. S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i-schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

DENVER, COLORADO

June 29, 2009

QWEST SAVINGS & INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(Dollars in thousands)

	December 31,
	2008	2007
Assets
Investments, at fair value	$2,313,424	$3,041,519
Investment in the Qwest DB/DC Master Trust, at fair value	152,111	445,300
Participant loans	74,499	84,634
Receivables:
Dividends, interest and other	2,639	2,922
Securities sold	—	3,765

Total receivables	2,639	6,687

Total assets	2,542,673	3,578,140

Liabilities
Accrued expenses	678	1,480
Payables for securities purchased	128	10,644

Total liabilities	806	12,124

Net assets available for benefits before adjustment	2,541,867	3,566,016
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	19,467	(8,709)

Net assets available for benefits	$2,561,334	$3,557,307

The accompanying notes are an integral part of these financial statements.

QWEST SAVINGS & INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2008

(Dollars in thousands)

Additions (Reductions):
Additions (Reductions) to net assets attributed to:
Investment (loss) income
Net depreciation in fair value of investments	$(785,403)
Interest	54,262
Dividends	22,520
Plan’s share of the (loss) income, expenses, and net depreciation in fair value of investments of the Qwest DB/DC Master Trust	(121,844)
(830,465)
Investment expense	(2,327)
(832,792)
Contributions:
Participants’	154,984
Rollovers	13,500
Employer’s, net of forfeitures applied	64,248
232,732
Transfers, net and other	474
Total reductions, net	(599,586)
Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	392,176
Administrative expenses	4,211
Total deductions	396,387
Net decrease	995,973
Net assets available for benefits:
Beginning of year	3,557,307
End of year	$2,561,334

The accompanying notes are an integral part of these financial statements.

QWEST SAVINGS & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2008 and 2007

Note 1: Plan Description

The following is a brief description of the Qwest Savings & Investment Plan (“QSIP” or the “Plan”) and provides general information only. Participants and all others should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established to provide a convenient way for eligible occupational and management employees to save on a regular and long-term basis.  Occupational employees are defined by the Plan as employees who are represented for collective bargaining purposes by a labor organization within the meaning of the Labor Management Relations Act.  Management employees are defined by the Plan as employees who are not occupational employees.  The Plan is a defined contribution plan and covers substantially all of the employees of Qwest Communications International Inc. and its subsidiaries (“Qwest” or the “Company”).

The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Benefits under the Plan are not insured or guaranteed by the Pension Benefit Guaranty Corporation.

Significant Plan Amendments

The Plan was amended effective January 1, 2009 in the following respects:

•                          Occupational employees who are hired or rehired on or after January 1, 2009 are eligible to participate in the Plan immediately.  Qwest will match 100% of occupational employee contributions up to 3% of eligible compensation.  Occupational employees will be eligible to receive matching contributions immediately, and matching contributions are vested 100% after one year of employment; and

•                          Occupational participants may elect to make Roth 401(k) contributions.

The Plan was amended on May 8, 2008 so that cash dividends on the Qwest stock held in any Employee Stock Ownership Plan (“ESOP”) account are allocated directly to each ESOP account and reinvested in Qwest stock.  Non-cash dividends on the Qwest stock held in any ESOP account are allocated directly to each ESOP account.

The Plan was amended and restated effective January 1, 2008 in the following respects:

•                          Management participants may elect to make Roth 401(k) contributions;

•                          The percentage of compensation eligible for deferral increased from 25% to 50%; and

•                          The definition of compensation was revised to reflect that contract ratification bonuses are not considered eligible compensation used to calculate benefits.

Eligibility, Contributions and Vesting

Management employees are eligible to enter the Plan immediately on their hire date and are automatically enrolled at 3% of their eligible compensation, which percentage they can change at any time. Occupational employees hired before January 1, 2009 are eligible to enter the Plan after completion of three months of service with the Company.  During 2008, management and occupational employees could designate up to 50% of their eligible compensation as contributions to the Plan.  During 2007, management and occupational employees could designate up to 25% of their eligible compensation as contributions to the Plan.

Participant contributions for management employees are matched by the Company at 100%, up to a maximum of 3% of eligible compensation, beginning immediately upon a participant’s hire date. For occupational employees hired before January 1, 2009, the Company matches 81% of participant contributions, up to a maximum contribution of 6% of eligible compensation, after a participant completes one year of service.  The Company does not match management participant contributions in excess of 3% of eligible compensation and does not match occupational participant contributions in excess of 6% of eligible compensation.

A management participant is 100% vested in the Company’s matching contributions immediately upon entry into the Plan. An occupational participant becomes 100% vested in the Company’s matching contributions upon completion of three years of service with the Company if hired before January 1, 2009.  Participant contributions may be made on a pre-tax or after-tax basis, or on a combination of both.  Effective January 1, 2008 management employees may also make Roth 401(k) contributions.  Roth contributions are made on an after-tax basis and therefore, participants do not pay taxes on contributions or earnings when taking a qualified distribution.  As established in Section 402(g)(1) of the Internal Revenue Code of 1986, as amended (the “Code”), pre-tax and Roth 401(k) employee elective contributions were limited to $15,500 for each of the years ended December 31, 2008 and 2007.

All Company matching contributions have been designated as participant-directed for financial reporting purposes because participants have the ability to direct the investment of these contributions.

The Plan permits participants who have reached age 50 to make additional catch-up contributions up to certain annual maximum amounts established in Code Section 414(v)(2)(B)(i).  The maximum additional contribution was $5,000 for each of the years ended December 31, 2008 and 2007.

Rollover contributions from other plans, which meet the requirements of the Code, may be made to the Plan.

Investment Advice

Participants have access to investment advice for directing their Plan investments through ING Investment Advisors, LLC.

Investment Options

Participants may choose to invest their Plan accounts in a number of investment options. Below is a brief description of each of the investment options available as of December 31, 2008.  These descriptions are not, and are not intended to be, complete descriptions of each investment option’s risk and investment objective and strategy. Participants have access to more complete descriptions of the investment options, including risk, through the Plan’s prospectus.

•                      Interest Income Fund — This core fund emphasizes relatively stable, predictable income by investing in high-quality investment contracts and other fixed income investments with a diversified group of insurance companies, banks and other financial institutions.

•                      Bond Fund — This core fund is designed to offer the investor long-term preservation of capital while providing greater current income and yield than stable value or money market funds by investing in a broadly diversified portfolio of fixed-income instruments of varying maturities using multiple investment managers.

•                      QSIP Destination 2010 through 2050 Funds — These funds invest in the Plan’s core investment funds (except the Qwest Shares Fund) and may include investments in other assets.  The asset mix of each fund is based on the average investment time horizon, average risk and the performance of various asset classes with the aim of building an asset portfolio that may have a better chance of reaching a specific financial target.  These funds were added as investment options effective January 1, 2008.

•                      QSIP Destination 65+ and 75+ Funds — These Funds are designed for those who are already in retirement. The 75+ Fund is more conservative than the 65+ Fund. Although these two funds invest in a greater concentration of lower risk investments, a portion of their assets will continue to be invested in the underlying equity, fixed income and other assets funds to help reduce the risk of inflation after retirement and the risk that an investor will outlive his or her retirement assets. These funds were added as investment options effective January 1, 2008.

•                      U. S. Stock Fund — This core fund seeks to provide long-term growth by mirroring both the composition and performance of the Standard & Poor’s 500 Index.

•                      U.S. Small/Mid Cap Stock Fund — This core fund seeks to provide long-term growth of capital by investing in small and mid-sized United States companies using multiple investment managers.

•                      International Stock Fund — This core fund seeks to provide long-term growth of capital and income by investing primarily in the stock of companies based outside the United States using multiple investment managers.

•                      Qwest Shares Fund — This core fund seeks to provide investment returns linked to the performance of Qwest common stock. This is an undiversified common stock investment. Concentrating investments in any undiversified investment, including common stock, is a high-risk investment strategy.

•                      Personal Choice Retirement Account (“PCRA”) — This is a separate brokerage account made available through Charles Schwab & Company, Inc. and offers access to a wide range of investment opportunities including mutual funds and most common stocks and bonds listed on major United States exchanges.

Schedule I lists Plan assets held under these investment options as of December 31, 2008.

Until December 31, 2007, participants could also choose to invest their Plan accounts in conservative, moderate and aggressive asset allocation funds.

Loans

The Plan allows participants to borrow from their Plan accounts as provided in the Plan document. Loans are made available to participants based upon 50% of the participant’s vested account balance, less any portion allocated to an alternate payee, up to a maximum of $50,000. Except under certain provisions, Plan loans provide for periodic repayments over a period not to exceed five years (or fifteen years for residential loans) at an interest rate determined by the Company’s Employee Benefits Committee. Participants may also make lump-sum repayments at any time following the date of the issuance of the loan. Participant loans are valued at amortized cost.

Trust and Recordkeeping Services

State Street Corporation is the Trustee for the Plan. ING, LLC is the Recordkeeper for the Plan.

Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated March 18, 2009 that the Plan is qualified and that the trust established under the Plan is tax-exempt under the applicable sections of the Code.

Participant Accounts

Each participant’s Plan account is credited with the participant’s contributions, the Company’s matching contributions and investment gains, and charged for investment losses and an allocable share of Plan expenses. Plan accounts are unit-valued on a daily basis.

Aggregate annual contributions under the Plan and all other defined contribution plans sponsored by the Company are limited to the lesser of the contribution limits as defined in the Plan, or the annual contributions limit pursuant to Section 415(c)(1)(A) of the Code of $46,000 and $45,000 for the years ended December 31, 2008 and 2007, respectively. Annual contributions are defined as participant’s contributions and the Company’s matching contributions.

Payment of Benefits

Upon retirement, termination of employment or death, each participant or beneficiary is entitled to receive amounts from the Plan in accordance with the terms of the Plan. Participants also may make in-service voluntary withdrawals and hardship withdrawals if certain criteria are met.

Benefit payments may be in the form of a lump sum or other distribution forms in accordance with the options provided in the terms of the Plan.

Voting Rights

Each participant receives voting rights on shares of Qwest common stock held in his or her Plan account.

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared under the accrual method of accounting.

Participant Distributions

Participant distributions are recorded when paid.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires the Plan’s management to make certain estimates, judgments, and assumptions that affect the accompanying financial statements and disclosures.  The most important of these estimates relates to fair value measurements of the Plan investments.  Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly,” which was effective for the Plan beginning on January 1, 2009. This FSP provides guidelines for ensuring that fair value measurements are consistent with the principles presented in Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS No. 157”). Plan management does not expect the adoption of this pronouncement to have a material impact on the Plan’s financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” which was effective for the Plan beginning on January 1, 2009 and is intended to improve financial reporting through enhanced disclosures about derivative instruments and hedging activities. Plan management does not expect the adoption of this pronouncement to have a material impact on the Plan’s financial statements.

Reclassifications

Certain reclassifications to the 2007 financial statements have been made to conform to the current year presentation.

Income Recognition

Net realized and unrealized gains and losses are reflected in the statement of changes in net assets available for benefits as net appreciation or depreciation in fair value of investments.  Net realized and unrealized gains and losses are the difference between the fair value at the beginning of the year (or date purchased during the year) and the selling price or the fair value at the end of the year.

Dividend income is recorded on the ex-dividend date. Interest is accrued when earned. Purchases and sales of securities are recorded on a trade date basis.

Synthetic Guaranteed Investment Contracts

The Plan’s Interest Income Fund held five wrapper contracts with five banks or insurance companies in 2008 and six wrapper contracts with six banks or insurance companies in 2007. A wrapper is an investment contract issued by an insurance company or other financial institution, designed to provide a contract value around a portfolio of fixed income securities held in a trust for plan participants. The objectives of the wrapper contracts are to provide a preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan. Investment gains and losses are amortized over the duration of the underlying assets, through adjustments to the future interest crediting rate. These contracts are reported at the fair value of the underlying investments under the contract and adjusted to contract value through an additional line item on the statements of net assets available for benefits showing an adjustment for fully benefit-responsive investment contracts from fair value to contract value, calculated as principal plus reinvested interest. These contracts are fully benefit-responsive, meaning that the terms of the Plan allow for withdrawals from the investment contract at contract or book value for payment of participant initiated transactions.

The estimated fair value of the contracts was $779 million and $740 million as of December 31, 2008 and 2007, respectively. This compares to contract values of $799 million and $731 million as of December 31, 2008 and 2007, respectively. Contracts with fully benefit-responsive wrappers are reported together since the value of the wrappers is typically insignificant to the related underlying investment contracts.

At December 31, 2008 and 2007, the average crediting interest rates on these contracts were 4.30% and 4.87%, respectively. For the years ended December 31, 2008 and 2007, the average annual yield earned on these contracts was 6.75% and 5.28%, respectively.

The crediting rate is primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the fair value and the contract value of the covered investments at the time of computation.  The crediting rate is impacted by the change in the annual effective yield to maturity of the underlying securities, as well as by the differential between the contract value and the market value of the covered investments.  Changes in the average maturity of underlying securities between interest rate reset periods can affect the impact the crediting rate has on the contract to market difference amortization.  The crediting rate can be adjusted periodically and is usually adjusted monthly or quarterly, but in no event is the crediting rate less than zero percent.

The resulting gains and losses in the fair value of the underlying investments relative to the wrapper contract value are represented in the “Adjustment from fair value to contract value for fully benefit-responsive investment contracts” line item.  If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments.  As such, the embedded market value losses will be amortized in the future through a lower interest crediting rate.  However, if the adjustment from fair value to contract value is negative for a given contract, this indicates that the wrapper contract value is less than the fair value of the underlying investments.  As such, the embedded fair value gains will be amortized in the future through a higher interest crediting rate.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include: (1) termination of the Plan; (2) a material adverse change to the provisions of the Plan; (3) the Plan sponsor electing to withdraw from a wrapper contract in order to switch to a different investment provider; or (4) if the terms of a successor plan do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. Management believes the events described above, which could result in the payment of benefits at market value rather than contract value, are not probable of occurring in the foreseeable future.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities or material adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the fair value of the underlying investments.

Note 3: Fair Value of Financial Instruments

Effective January 1, 2008, the Plan adopted SFAS No. 157 for all financial instruments accounted for at fair value on a recurring basis.  SFAS No. 157 provides a definition of fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy established by SFAS No. 157 prioritizes the inputs into valuation techniques used to measure fair value. Accordingly, valuation techniques which maximize the use of observable inputs and minimize the use of unobservable inputs are used when determining fair value.

The three levels of the hierarchy are as follows:

Input Level	Description of Input
Level 1	Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.
Level 2

Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3

Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The values of investments, including investments held within the Qwest DB/DC Master Trust (“MT”), are determined as follows:

Qwest common stock and other common stocks - Qwest common stock is valued on the basis of the closing sales price as reported by the New York Stock Exchange on December 31, 2008 and 2007; and other common stocks are valued on the basis of the last published closing price reported on the major market on which the individual securities are traded on December 31, 2008 and 2007. If no sales were made on those dates, values are based on the price on the immediately preceding day on which sales were made. These securities are classified as level 1 within the valuation hierarchy.

Commingled Funds, Mutual Funds, and Exchange Traded Funds - These investment vehicles are valued using the net asset value (“NAV”) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, divided by the number of shares outstanding.  The NAV of non-publicly traded commingled funds are classified as level 2 within the valuation hierarchy.  Mutual funds and exchange traded funds that are publicly traded on major market exchanges are valued at the closing price reported on the major market on which the individual securities are traded.  These securities are classified as level 1 within the valuation hierarchy.

Government Securities — United States Treasury securities are backed by the United States government and their default and credit risks are considered extremely low.  The market for these securities is very liquid and active with observable prices.  These securities are classified as level 1 within the valuation hierarchy.

Short-term Investments, Government Agency Securities, Mortgage and Other Asset Backed Securities and Corporate Fixed Income Securities - The fixed income market is a negotiated market with no central exchange to reflect the best bid or offer available on a particular bond issue.  Because many fixed income securities do not trade on a daily basis, valuation of these securities is generally based on processes such as benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing as well as information on trades when available.  Where appropriate, these valuation models include inputs from option adjusted spread models and may consider different prepayment and interest rate scenarios.  These valuation methodologies primarily use observable market data and inputs such as benchmark yields, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers and reference data.  Securities valued using these methodologies are primarily classified as level 2 within the valuation hierarchy.

Synthetic Guaranteed Investment Contracts - The fair value of the guaranteed investment contracts is based on the underlying investments.   The underlying investments are non-publicly traded commingled trust funds valued at NAV as described above.  The value of these investments includes the fair value of the associated wrapper contracts, which had a fair value of $1.558 million and $0 at December 31, 2008 and 2007.  These investments are classified as level 2 within the valuation hierarchy and included in commingled funds in the table below.

The table below presents the input levels used to determine the fair values of our financial instruments and the financial instruments included within our investment in the MT for the year ended December 31, 2008:

(dollars in thousands)	Level 1	Level 2	Level 3	Total
Short-term investments	$34,662	$34,699	$—	$69,361
Certificates of deposit	—	2,908	—	2,908
Government and government agency securities	37,385	13,949	—	51,334
Mortgage and other asset backed securities	—	117,673	—	117,673
Corporate fixed income securities	—	63,932	—	63,932
Equity securities	200,261	—	—	200,261
Mutual funds and exchange traded funds	137,417	—	—	137,417
Commingled funds	—	1,824,034	—	1,824,034
Total assets at fair value	$409,725	$2,057,195	$—	$2,466,920

Note 4: Investments

The following table presents investments that represent 5% or more of the Plan’s net assets available for benefits:

	December 31, 2008	December 31, 2007
	(Dollars and shares in thousands)
Barclays Global Investors Equity Index Fund, 41,736 and 44,474 shares, respectively	$576,371	$973,089
IGT Invesco Short-term Bond Fund, 290,090 and 278,256 shares, respectively	372,399	356,397
IGT Invesco Multi-Mgr A or Better Interm. Government/Credit Fund, 234,533 and 223,338 shares, respectively	288,794	269,336
MSCI World Ex US SL Series Fund, 40,344 shares	255,420	**
Qwest Common Stock, 45,978 and 47,682 shares, respectively	167,361	334,254
Investment in the Qwest DB/DC Master Trust	152,111	445,300
Barclays Global Investors Active International Equity Fund, 10,460 shares	**	251,660

**                   Investment not in excess of 5% at respective date.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Year Ended December 31, 2008
(Dollars in thousands)
Qwest Common Stock	$(158,461)
Other Marketable Securities *	(76,735)
Commingled Funds **	(550,207)
Net depreciation in fair value of investments	$(785,403)

*                          Includes corporate bonds, US Government obligations, personal brokerage accounts and other marketable securities.

**                   Includes Capital Guardian International Equity Fund, MSCI World Ex US SL Series Fund, Barclays Global Investors Active International Equity Fund, and Barclays Global Investors Equity Index Fund.

Note 5: Master Trust Investment

The MT is a trust that was established by Qwest Asset Management Company (“QAM”) as named fiduciary for investments in the Plan and the Qwest Pension Plan (the “Pension Plan”). The MT investment is included in the U.S. Small/Mid Cap Stock Fund and International Stock Fund investment options for participants. The trustee is Mellon Trust of New England, N.A.

The Plan’s interest in the net assets of the MT is included in the accompanying statements of net assets available for benefits. A summary of the net assets of the MT is as follows:

	December 31, 2008	December 31, 2007
	(Dollars in thousands)
Investments, at fair value:
Commingled funds	$1,965	$6,680
Corporate stock	114,170	333,386
Equity securities loaned	37,082	97,207
Interest-bearing cash	—	7,787
Other investments	279	130

Total investments, at fair value	153,496	445,190

Collateral on securities loaned	38,644	101,747
Obligation for collateral on securities loaned	(39,702)	(101,747)
Interest and dividends receivable	440	719
Net pending security trades payable	(702)	(162)
Administrative and investment expenses payable	(65)	(447)

Net assets of the MT	$152,111	$445,300

The Plan currently owns 100% of the interest in the net assets of the MT. The Pension Plan does not currently participate in the MT, but may do so in future years if QAM determines that the MT provides an appropriate investment vehicle for Pension Plan assets.

The MT participates in securities lending transactions whereby the Plan’s lending agent lends investments of the MT to other third-party investment companies in exchange for a premium. Under the terms of its securities lending agreement, the MT typically requires collateral of a value equal to 102% or 105% of the then fair value of the loaned investments. Collateral is then invested in certain collective investment vehicles maintained by the lending agent. Upon the maturity of the agreement, the borrower must return the same, or substantially the same, investments that were borrowed and the MT returns the collateral. The risks to the MT of securities lending transactions are that 1) the borrower may not provide additional collateral when required, 2) the borrower may not return the investments when due or 3) the earnings on the collateral investments may be negative requiring the MT to assume additional collateral obligations. Investments loaned under securities lending transactions totaled approximately $37 million and $97 million as of December 31, 2008 and 2007, respectively. The MT recognizes the securities loaned as an asset and records a corresponding asset and liability for the collateral held and for its obligation to return the collateral to the borrower. Financial instruments held as collateral totaled approximately $39 million and $102 million as of December 31, 2008 and 2007, respectively. Income from securities lending transactions totaled approximately $910,000 and $520,000 for the years ended December 31, 2008 and 2007, respectively.

The fair value of the Plan’s interest in the MT is based on the value of the Plan’s interest in the MT at the beginning of the year, plus actual contributions and allocated investment income, and less actual distributions and allocated administrative expenses. The MT’s net investment results and administrative expenses are allocated to the participating plans in proportion to each plan’s relative share of the fair value of net assets of the MT at each allocation date. The amounts allocable for the year are as follows:

Year Ended December 31, 2008
(Dollars in thousands)
Investment (loss) income:
Net depreciation in fair value of investments	$(129,933)
Interest, dividends and other income	8,923

Net investment loss	(121,010)
Administrative and investment expenses	(834)

Net investment loss	$(121,844)

The Plan’s share of the MT’s net investment loss was $121.8 million for the year ended December 31, 2008.

The net depreciation in fair value of investments in the MT is comprised substantially of net losses on corporate stock.

Note 6: Forfeitures

When certain participants terminate employment with the Company, they forfeit any non-vested portion of their Plan account that represents past Company matching contributions. Forfeited participant balances are used to reduce future Company contributions or to pay administrative expenses of the Plan. For the year ended December 31, 2008, forfeitures of approximately $135,000 were used to reduce employer contributions.

Company contributions for the year ended December 31, 2008 are shown net of forfeitures applied. Unapplied forfeitures were approximately $32,000 and $45,000 as of December 31, 2008 and 2007, respectively.

Note 7: Plan Termination

The Company has no current intention to terminate the Plan; however, in the event that the Plan is terminated, subject to compliance with certain conditions set forth by ERISA, the Plan provides that participant accounts that are less than 100% vested will become 100% vested and that the net assets will be distributed to account owners in an amount equal to their respective interests in those assets.

Note 8: Reconciliation of Financial Statements to Form 5500

Each year, pursuant to the ERISA Sections 104 and 4065 and Code Section 6058, the Plan files its Form 5500, which is used to report information concerning employee benefit plans and generally satisfies annual reporting requirement for the IRS and the Department of Labor.  For Form 5500 purposes, amounts allocated to withdrawing participants are recorded for benefit claims that have been processed and approved for payment prior to the respective period end, but not yet paid as of that date. However, in accordance with GAAP, benefit withdrawals are recorded when paid. Fully benefit-responsive investment contracts are reported at fair value on Form 5500 and at contract value on the financial statements.

The following is a reconciliation of net assets available for benefits and benefits paid to participants reported on the financial statements to net assets available for benefits reported on Form 5500:

	December 31, 2008	December 31, 2007
	(Dollars in thousands)
Net assets available for benefits reported on the financial statements	$2,561,334	$3,557,307
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(19,467)	8,709
Less amounts allocated to withdrawing participants	(1,182)	(1,683)

Net assets available for benefits reported on Form 5500 (unaudited)	$2,540,685	$3,564,333

The following is a reconciliation of investment loss reported on the financial statements to investment loss reported on Form 5500:

Year Ended December 31, 2008
(Dollars in thousands)
Investment loss reported on the financial statements	$(832,792)
Add investment expenses	2,327
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts	(28,176)
Investment loss reported on Form 5500 (unaudited)	$(858,641)

The following is a reconciliation of participant distributions reported on the financial statements to participant distributions reported on Form 5500:

Year Ended December 31, 2008
(Dollars in thousands)
Participant distributions reported on the financial statements	$392,176
Add amounts allocated to withdrawing participants at end of period	1,182
Less amounts allocated to withdrawing participants at beginning of period	(1,683)
Participant distributions reported on Form 5500 (unaudited)	$391,675

Note 9: Plan Expenses

Plan expenses are generally paid by the Plan with the exception of certain expenses incurred by Qwest related to Plan design and corporate functions, which are paid for by Qwest.

Note 10: Related-Party Transactions

The Plan invests in certain commingled funds and short-term investment funds managed by the Plan’s various investment managers; therefore, these transactions qualify as party-in-interest transactions. The Plan reimbursed Qwest approximately $670,000 for certain qualifying administrative expenses in 2008. In addition, the Plan has significant investments in Qwest common stock, which qualify as party-in-interest transactions. These transactions are covered by exemptions and are allowed under federal laws and regulations.

Note 11: Concentrations, Risks and Uncertainties

The Plan has a significant concentration of investments in Qwest common stock. The decrease in the value of the Qwest common stock held by the Plan was $158 million for the year ended December 31, 2008.

Qwest is involved in various legal matters that are more fully described in its public filings. Qwest can give no assurance as to the impact on Qwest’s financial results or financial condition that may ultimately result from these matters. The ultimate outcomes of these matters are still uncertain, and substantial settlements or judgments in these matters could have a significant impact on Qwest. The magnitude of such settlements or judgments resulting from these matters could materially and adversely affect Qwest’s and the Plan’s financial condition. While Qwest continues to defend vigorously against these legal matters, these matters present significant risk to Qwest and therefore to the value of the Plan assets invested in Qwest stock.

The Plan is a class member in a class action lawsuit against Qwest and others (In re Qwest Communications International Inc. Securities Litigation). An independent fiduciary was retained to act on behalf of the Plan with respect to the Plan’s participation in the settlements arising from this action. In September 2006, the federal district court in Colorado issued an order approving a proposed partial settlement on behalf of purchasers of Qwest’s publicly traded securities between May 24, 1999 and July 28, 2002. The partial settlement resolved and released the individual claims of the class representatives and the claims of the settlement class they represent against Qwest and all defendants except Joseph Nacchio, Qwest’s former chief executive officer, and Robert Woodruff, Qwest’s former chief financial officer (the “Qwest settlement”). Messrs. Nacchio and Woodruff appealed that order to the United States Court of Appeals for the Tenth Circuit. In addressing that appeal, the Tenth Circuit held that the federal district court order overruling Nacchio and Woodruff’s objections to the Qwest settlement was not sufficiently specific, and it remanded the case to the district court with instructions to consider certain issues and to provide a more detailed explanation for its earlier decision overruling those objections. Subsequent to the remand, Messrs. Nacchio and Woodruff and the putative class representatives entered into a Stipulation of Settlement (the “Nacchio/Woodruff settlement”).  The district court certified a class for settlement purposes of purchasers of Qwest’s publicly traded securities between May 24, 1999 and July 28, 2002, and approved the Nacchio/Woodruff settlement. The Nacchio/Woodruff settlement, among other things, (i) settled the individual claims of the class representatives and the class they represent against Messrs. Nacchio and Woodruff, and (ii) resulted in the withdrawal by Messrs. Nacchio and Woodruff of their objections to the Qwest settlement and the resolution of their indemnification dispute with Qwest arising from the Qwest settlement. The independent fiduciary determined that it is in the best interests of the Plan to participate in both the Qwest settlement and the Nacchio/Woodruff settlement.

You can find more information about this matter in Qwest’s public filings.

As described in Note 1, the Plan provides participants with various investment options. Investment securities, in general, are exposed to various risks, such as significant world events, interest rate, credit, foreign currency, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that these changes could materially affect the amounts reported in the statements of net assets available for benefits.

The Plan invests in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial-mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate, delinquencies and defaults, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

The Plan invests in certain commingled funds, separate accounts and mutual funds. These funds may invest in derivative securities, including but not limited to futures, options, swaps and forward contracts. These derivative securities are primarily used for the purpose of managing currency risk, gaining market exposure, and reducing transaction costs. Credit risk exists with respect to certain of these instruments.

Qwest Savings & Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2008

Schedule I

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment	Rate and Maturity (when applicable)	Shares or Units	Current Value
Bank of America Credit Card Tr	Asset Backed Security	5.59% 17 Nov 2014	295,000	$276,075
Capital One Multi Asset Execut	Asset Backed Security	5.75% 15 Jul 2020	840,000	660,053
Capital One Multi Asset	Asset Backed Security	5.05% 15 Feb 2016	735,000	635,466
Chase Issuance Tr	Asset Backed Security	4.65% 17 Dec 2012	550,000	525,632
Chase Issuance Tr	Asset Backed Security	5.4% 15 Jul 2015	1,130,000	1,023,004
Citibank Credit Card Issuance Tr	Asset Backed Security	5.65% 20 Sep 2019	455,000	367,271
Citibank Credit Card Issuance Tr	Asset Backed Security	5.35% 07 Feb 2020	1,340,000	1,058,255
DaimlerChrysler Auto Tr	Asset Backed Security	4.94% 08 Feb 2012	300,000	282,096
Capital Auto Receiv Tr 2007 2	Asset Backed Security	5.39% 18 Feb 2014	445,000	411,693
Capital Auto Receivables Asst	Asset Backed Security	5.3% 15 May 2014	430,000	388,784
Ford Credit Auto Owner Tr	Asset Backed Security	5.16% 15 Apr 2013	960,000	851,366
Harley Davidson Motorcycle	Asset Backed Security	5.52% 15 Nov 2013	345,000	324,799
Honda Auto Receivables 2008 1	Asset Backed Security	4.88% 18 Sep 2014	325,000	302,292
Nissan Auto Receivables Owner	Asset Backed Security	5.05% 17 Nov 2014	340,000	297,870
Volkswagen Auto Ln Enhanced Tr	Asset Backed Security	4.5% 20 Jul 2012	295,000	278,038
Great Riv Energy	Asset Backed Security	5.829% 01 Jul 2017	475,818	397,908
CPL Transition Fdg LLC	Asset Backed Security	5.96% 15 Jul 2015	400,000	404,599
CNH Equip Tr	Asset Backed Security	4.93% 15 Aug 2014	735,000	677,834
Centerpoint Energy Trans Bd Co	Asset Backed Security	5.17% 01 Aug 2019	490,000	494,312
Entergy Gulf Sts Recon Fdg I L	Asset Backed Security	1% 01 Oct 2013	274,687	275,974
Peco Energy Transition Tr	Asset Backed Security	6.52% 31 Dec 2010	525,000	529,040
RSB Bondco LLC	Asset Backed Security	5.47% 01 Oct 2014	1,070,486	1,074,836
Bear Stearns Coml Mtg Secs Inc	Collateralized Mortgage Obligation	5.63% 12 Apr 2038	315,000	276,779
Bear Stearns Coml Mtg Secs	Collateralized Mortgage Obligation	5.742% 11 Sep 2042	965,000	682,536
Credit Suisse First Boston Mtg	Collateralized Mortgage Obligation	4.681% 15 Apr 2037	725,000	595,997
Credit Suisse Coml Mtg Tr	Collateralized Mortgage Obligation	5.343% 15 Dec 2039	250,000	118,556
DLJ Coml Mtg Corp	Collateralized Mortgage Obligation	7.34% 10 Oct 2032	1,067,228	1,065,302
JP Morgan Chase Coml Mtg Secs	Collateralized Mortgage Obligation	4.871% 15 Oct 2042	1,395,000	1,193,549
JP Morgan Chase Coml Mtg Sec	Collateralized Mortgage Obligation	5.241% 15 May 2045	1,084,600	1,037,427
JP Morgan Chase Coml Mtg Secs	Collateralized Mortgage Obligation	5.134% 15 May 2047	900,000	611,107
Morgan Stanley Cap I Tr	Collateralized Mortgage Obligation	5.906191% 15 Oct 2042	555,000	415,454
Morgan Stanley Cap I Tr	Collateralized Mortgage Obligation	5.983722% 12 Aug 2041	635,000	324,266
280 Pk Avenue Trust	Collateralized Mortgage Obligation	6.756% 03 Feb 2016	410,000	424,752
Wachovia Bank Coml Mtg Tr Mtg	Collateralized Mortgage Obligation	5.272% 15 Nov 2048	510,000	417,291
Credit Suisse First Boston Mtg	Collateralized Mortgage Obligation	6.38% 18 Dec 2035	931,806	913,267
Credit Suisse First Boston Mtg	Collateralized Mortgage Obligation	3.861% 15 Mar 2036	32,951	32,285
DLJ Coml Mtg Corp	Collateralized Mortgage Obligation	7.18% 10 Nov 2033	792,093	788,861
Four Times Square Tr	Collateralized Mortgage Obligation	7.795% 15 Apr 2015	410,000	425,834
Gmac Coml Mtg Sec Inc	Collateralized Mortgage Obligation	5.785% 15 Nov 2039	567,112	556,201
J P Morgan Chase Coml Mtg	Collateralized Mortgage Obligation	4.625% 15 Mar 2046	500,000	471,585
JP Morgan Chase Coml Mtg	Collateralized Mortgage Obligation	1% 15 Aug 2042	710,000	568,780
*Qwest Communications Intl Inc	Common Stock		45,978,343	167,361,169
AT&T Inc	Corporate Bonds	6.3% 15 Jan 2038	395,000	417,558

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment	Rate and Maturity (when applicable)	Shares or Units	Current Value
AT&T Inc	Corporate Bonds	6.7% 15 Nov 2013	175,000	185,381
AT&T Wireless Svcs Inc	Corporate Bonds	7.875% 01 Mar 2011	275,000	284,692
African Dev Bank	Corporate Bonds	6.875% 15 Oct 2015	310,000	375,722
Allied Cap Corp	Corporate Bonds	6% 01 Apr 2012	205,000	141,899
American Cap Strategies Ltd	Corporate Bonds	6.85% 01 Aug 2012	320,000	286,057
American Express Bank	Corporate Bonds	5.55% 17 Oct 2012	295,000	280,234
American Gen Fin Corp	Corporate Bonds	6.9% 15 Dec 2017	115,000	49,769
American Home Prods Corp	Corporate Bonds	6.7% 15 Mar 2011	230,000	239,518
BP Capital Markets Plc	Corporate Bonds	5.25% 07 Nov 2013	400,000	417,574
Baltimore Gas & Electric Co	Corporate Bonds	6.125% 01 Jul 2013	340,000	314,587
Bank of America Corp	Corporate Bonds	5.75% 01 Dec 2017	680,000	678,940
Bank Of America Corp Fdic Gtd	Corporate Bonds	3.125% 15 Jun 2012	550,000	571,550
Bank One Corp	Corporate Bonds	5.25% 30 Jan 2013	235,000	229,200
Bankamerica Corp	Corporate Bonds	7.125% 15 Oct 2011	185,000	186,738
Bear Stearns Cos Inc	Corporate Bonds	6.4% 02 Oct 2017	265,000	275,382
Best Buy Inc	Corporate Bonds	6.75% 15 Jul 2013	220,000	205,385
Blackrock Inc	Corporate Bonds	6.25% 15 Sep 2017	430,000	402,137
Bristol Myers Squibb Co	Corporate Bonds	5.45% 01 May 2018	115,000	119,069
Burlington Northern Santa Fe	Corporate Bonds	7.29% 01 Jun 2036	85,000	89,589
CRH America Inc	Corporate Bonds	8.125% 15 Jul 2018	255,000	184,110
CVS Caremark Corp	Corporate Bonds	6.25% 01 Jun 2027	225,000	209,205
Canadian Pac Ry Co New	Corporate Bonds	5.95% 15 May 2037	100,000	70,519
Canadian Pac Ry Co New	Corporate Bonds	5.75% 15 May 2013	235,000	217,484
Cargill Inc	Corporate Bonds	5.2% 22 Jan 2013	190,000	174,058
Citigroup Inc	Corporate Bonds	5.1% 29 Sep 2011	65,000	62,750
Citigroup Inc	Corporate Bonds	6.5% 19 Aug 2013	610,000	615,542
Cleveland Elec Illum Co	Corporate Bonds	5.65% 15 Dec 2013	95,000	85,859
Comcast Corp New	Corporate Bonds	5.85% 15 Nov 2015	435,000	411,464
Comcast Corp New	Corporate Bonds	6.95% 15 Aug 2037	60,000	63,183
ConAgra Inc	Corporate Bonds	7.125% 01 Oct 2026	20,000	19,848
Consolidated Nat Gas Co	Corporate Bonds	5% 01 Dec 2014	90,000	82,635
Countrywide Finl Corp	Corporate Bonds	5.8% 07 Jun 2012	305,000	297,269
Credit Suisse First Boston USA	Corporate Bonds	6.5% 15 Jan 2012	620,000	634,144
DBS Bank Ltd	Corporate Bonds	5.125% 16 May 2017	165,000	170,056
DTE Energy Co	Corporate Bonds	7.05% 01 Jun 2011	165,000	163,211
John Deer Capital Corp Fdic Gt	Corporate Bonds	2.875% 19 Jun 2012	225,000	231,410
Detroit Edison Co	Corporate Bonds	6.625% 01 Jun 2036	35,000	34,944
Deutsche Telekom Intl Fin Bv	Corporate Bonds	6.75% 20 Aug 2018	370,000	375,184
Devon Fing Corp U L C	Corporate Bonds	6.875% 30 Sep 2011	165,000	166,512
Diageo Cap Plc	Corporate Bonds	5.2% 30 Jan 2013	100,000	98,402
Diageo Cap Plc	Corporate Bonds	7.375% 15 Jan 2014	150,000	159,788
Dr Pepper Snapple Group Inc	Corporate Bonds	6.82% 01 May 2018	365,000	360,018
Du Pont E I De Nemours & Co	Corporate Bonds	6% 15 Jul 2018	390,000	409,611
Erp Oper Ltd Partnership	Corporate Bonds	7.57% 15 Aug 2026	30,000	17,143
Eaton Corp	Corporate Bonds	4.9% 15 May 2013	350,000	334,754
Eksportfinans As A	Corporate Bonds	5.125% 26 Oct 2011	70,000	72,845
Embarq Corp	Corporate Bonds	7.082% 01 Jun 2016	55,000	42,350
Emerson Elec Co	Corporate Bonds	5.25% 15 Oct 2018	185,000	188,958
Energy Arkansas Inc	Corporate Bonds	5.4% 01 Aug 2013	350,000	324,559

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment	Rate and Maturity (when applicable)	Shares or Units	Current Value
Fmr Corp	Corporate Bonds	7.49% 15 Jun 2019	430,000	415,766
Fpl Group Cap Inc	Corporate Bonds	7.875% 15 Dec 2015	250,000	270,728
GE Global Ins Hldg Corp	Corporate Bonds	7.75% 15 Jun 2030	90,000	88,303
General Elec Cap Corp Mtn	Corporate Bonds	5.4% 20 Sep 2013	690,000	690,995
General Elec Cap Corp Mtn	Corporate Bonds	5.625% 01 May 2018	240,000	241,740
General Mls Inc	Corporate Bonds	5.65% 10 Sep 2012	240,000	244,976
Glaxosmithline Cap Inc	Corporate Bonds	4.85% 15 May 2013	360,000	361,101
Goldman Sachs Group Inc	Corporate Bonds	4.75% 15 Jul 2013	160,000	143,784
Goldman Sachs Group Inc	Corporate Bonds	6.75% 01 Oct 2037	235,000	193,011
Goldman Sachs Group Inc	Corporate Bonds	6.25% 01 Sep 2017	325,000	315,132
HRPT Properties Tr	Corporate Bonds	5.75% 01 Nov 2015	300,000	159,629
Harley Davidson Fdg Corp	Corporate Bonds	6.8% 15 Jun 2018	365,000	196,964
Hewlett Packard Co	Corporate Bonds	6.125% 01 Mar 2014	195,000	207,285
Hospitality Pptys Tr	Corporate Bonds	5.125% 15 Feb 2015	285,000	144,009
Hospitality Pptys Tr	Corporate Bonds	6.3% 15 Jun 2016	135,000	62,200
International Paper Co	Corporate Bonds	8.7% 15 Jun 2038	195,000	136,270
JP Morgan Chase	Corporate Bonds	6.75% 01 Feb 2011	785,000	804,761
Janus Capital Group Inc	Corporate Bonds	6.95% 15 Jun 2017	240,000	178,887
Jefferies Group Inc New	Corporate Bonds	6.25% 15 Jan 2036	110,000	65,307
JP Morgan Chase&Co Fdic Gtd Tlg	Corporate Bonds	2.125% 22 Jun 2012	340,000	341,416
Kellogg Co	Corporate Bonds	5.125% 03 Dec 2012	225,000	224,924
Kimberly Clark Corp	Corporate Bonds	7.5% 01 Nov 2018	135,000	158,970
Kohls Corp	Corporate Bonds	6.875% 15 Dec 2037	395,000	280,797
Kraft Foods Inc	Corporate Bonds	6.75% 19 Feb 2014	330,000	342,463
Landeskreditbank Baden	Corporate Bonds	4.875% 13 Jan 2012	515,000	551,179
Lexmark Intl Inc	Corporate Bonds	6.65% 01 Jun 2018	120,000	94,548
Lincoln Natl Corp In	Corporate Bonds	6.05% 20 Apr 2067	135,000	54,000
Markel Corp	Corporate Bonds	7.35% 15 Aug 2034	200,000	135,592
Martin Marietta Matls Inc	Corporate Bonds	6.6% 15 Apr 2018	180,000	134,070
Merrill Lynch & Co Inc	Corporate Bonds	5.45% 05 Feb 2013	205,000	197,055
Merrill Lynch & Co Inc	Corporate Bonds	6.875% 25 Apr 2018	400,000	418,410
Metlife Inc	Corporate Bonds	6.125% 01 Dec 2011	145,000	143,020
Morgan Stanley Group Inc	Corporate Bonds	6.625% 01 Apr 2018	480,000	421,099
Nevada Pwr Co	Corporate Bonds	6.5% 01 Aug 2018	300,000	291,023
Noranda Inc	Corporate Bonds	7.25% 15 Jul 2012	165,000	129,928
Oncor Elec Delivery Co	Corporate Bonds	6.375% 01 May 2012	570,000	548,212
Oracle Corp	Corporate Bonds	6.5% 15 Apr 2038	200,000	220,192
Pnc Funding Corp Fdic Gtd Tlgp	Corporate Bonds	2.3% 22 Jun 2012	465,000	469,645
Ppl Elec Utils Corp	Corporate Bonds	6.45% 15 Aug 2037	70,000	67,891
Panhandle Eastn Pipe Line Co	Corporate Bonds	6.2% 01 Nov 2017	340,000	261,232
Pearson Dlr Fin Two Plc	Corporate Bonds	5.5% 06 May 2013	310,000	283,136
Pemex Proj Fdg Master	Corporate Bonds	6.625% 15 Jun 2038	35,000	29,313
Petro Cda	Corporate Bonds	6.05% 15 May 2018	180,000	148,351
Petro Cda	Corporate Bonds	6.8% 15 May 2038	220,000	166,019
Philip Morris Intl Inc	Corporate Bonds	4.875% 16 May 2013	100,000	100,286
Phoenix Life Ins Co	Corporate Bonds	7.15% 15 Dec 2034	135,000	82,867
Procter & Gamble Co	Corporate Bonds	8% 01 Sep 2024	330,000	433,157
Progress Energy	Corporate Bonds	6.85% 15 Apr 2012	300,000	300,852
Prudential Fin Inc	Corporate Bonds	4.5% 15 Jul 2013	125,000	95,842

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment	Rate and Maturity (when applicable)	Shares or Units	Current Value
Prudential Finl Inc	Corporate Bonds	6.1% 15 Jun 2017	265,000	217,305
Quest Diagnostics Inc	Corporate Bonds	6.4% 01 Jul 2017	230,000	211,348
Regions Bank Fdic Gtd Tlgp	Corporate Bonds	3.25% 09 Dec 2011	520,000	540,988
SLM Corp	Corporate Bonds	5.375% 15 May 2014	25,000	16,872
Safeway Inc	Corporate Bonds	4.95% 16 Aug 2010	110,000	108,817
Shell Intl Fin B V	Corporate Bonds	6.375% 15 Dec 2038	240,000	269,997
Sovereign Bancorp Inc	Corporate Bonds	4.80% 01 Sep 2010	240,000	215,277
Sovereign Bank Fdic Gtd Tlgp	Corporate Bonds	2.75% 17 Jan 2012	495,000	507,801
Suncor Energy Inc	Corporate Bonds	6.1% 01 Jun 2018	250,000	215,436
Telecom Italia Cap	Corporate Bonds	4.95% 30 Sep 2014	385,000	293,081
Textron Finl Corp	Corporate Bonds	5.125% 01 Nov 2010	245,000	219,774
Time Warner Cable Inc	Corporate Bonds	5.85% 01 May 2017	420,000	383,692
Time Warner Cable Inc	Corporate Bonds	7.3% 01 Jul 2038	250,000	259,717
Tyco Intl Ltd	Corporate Bonds	6.875% 15 Jan 2021	25,000	19,332
Union Elec Co	Corporate Bonds	6% 01 Apr 2018	150,000	132,437
Verizon Communications Inc	Corporate Bonds	5.25% 15 Apr 2013	260,000	260,995
Verizon Communications Inc	Corporate Bonds	6.9% 15 Apr 2038	105,000	118,152
Verizon Communications Inc	Corporate Bonds	8.75% 01 Nov 2018	120,000	140,787
Verizon New Eng Inc	Corporate Bonds	6.5% 15 Sep 2011	125,000	124,085
Wachovia Corp	Corporate Bonds	5.5% 01 May 2013	310,000	306,541
Weatherford Intl Ltd	Corporate Bonds	7% 15 Mar 2038	320,000	245,604
Wells Fargo & Co New	Corporate Bonds	5.25% 23 Oct 2012	90,000	91,668
Aig Sunamerica Global Fing X	Corporate Bonds	6.9% 15 Mar 2032	425,000	279,718
AT&T Inc	Corporate Bonds	6.8% 15 May 2036	460,000	520,121
AT&T Inc	Corporate Bonds	6.3% 15 Jan 2038	120,000	126,853
Aetna Inc New	Corporate Bonds	6.75% 15 Dec 2037	350,000	294,846
Alabama Pwr Co	Corporate Bonds	6.125% 15 May 2038	525,000	524,098
American Express Centurion Bank	Corporate Bonds	5.55% 17 Oct 2012	750,000	712,459
American Honda Fin Corp	Corporate Bonds	4.625% 02 Apr 2013	675,000	628,630
American Honda Fin Corp	Corporate Bonds	7.625% 01 Oct 2018	490,000	481,518
American Intl Group Inc	Corporate Bonds	6.25% 01 May 2036	100,000	56,161
Amgen Inc	Corporate Bonds	6.9% 01 Jun 2038	235,000	268,329
Arcelormittal	Corporate Bonds	6.125% 01 Jun 2018	540,000	369,769
Bank of America Corp	Corporate Bonds	5.42% 15 Mar 2017	400,000	355,549
Bank of America Corp	Corporate Bonds	6.5% 15 Sep 2037	280,000	286,228
Bank New York Inc Medium	Corporate Bonds	4.95% 01 Nov 2012	535,000	543,168
Bottling Group LLC	Corporate Bonds	6.95% 15 Mar 2014	245,000	266,022
Burlington Res Fin Co	Corporate Bonds	6.5% 01 Dec 2011	260,000	265,523
Cingular Wireless LLC	Corporate Bonds	7.125% 15 Dec 2031	310,000	325,798
Citigroup Inc	Corporate Bonds	5.875% 22 Feb 2033	515,000	448,995
Citigroup Inc	Corporate Bonds	6% 31 Oct 2033	255,000	224,334
Citigroup Inc	Corporate Bonds	5.3% 07 Jan 2016	525,000	484,196
Coca Cola Co	Corporate Bonds	5.35% 15 Nov 2017	120,000	129,469
Comcast Cable Communications	Corporate Bonds	7.125% 15 Jun 2013	580,000	569,801
Conocophillips	Corporate Bonds	5.9% 15 May 2038	150,000	147,318
Conoco Fdg Co	Corporate Bonds	7.25% 15 Oct 2031	270,000	290,492
Deutsche Bank Ag	Corporate Bonds	5.375% 12 Oct 2012	485,000	496,363
Diageo Cap Plc	Corporate Bonds	5.875% 30 Sep 2036	380,000	355,383
Diageo Cap Plc	Corporate Bonds	5.5% 30 Sep 2016	260,000	249,213

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment	Rate and Maturity (when applicable)	Shares or Units	Current Value
Disney Walt Co	Corporate Bonds	4.5% 15 Dec 2013	650,000	654,288
Dominion Res Inc	Corporate Bonds	7% 15 Jun 2038	660,000	644,934
Du Pont E I De Nemours & Co	Corporate Bonds	5.875% 15 Jan 2014	415,000	427,272
Duke Energy Corp New	Corporate Bonds	5.65% 15 Jun 2013	675,000	662,102
Encana Corp	Corporate Bonds	6.5% 01 Feb 2038	470,000	378,178
Genentech Inc	Corporate Bonds	5.25% 15 Jul 2035	340,000	322,308
Genentech Inc	Corporate Bonds	4.75% 15 Jul 2015	760,000	764,609
General Elec Cap Corp Mtn	Corporate Bonds	5.875% 14 Jan 2038	1,710,000	1,673,851
General Mills Inc	Corporate Bonds	5.65% 10 Sep 2012	470,000	479,745
Glaxosmithkline Cap Inc	Corporate Bonds	6.375% 15 May 2038	550,000	621,409
Goldman Sachs Group Inc	Corporate Bonds	6.125% 15 Feb 2033	275,000	250,706
Goldman Sachs Group Inc	Corporate Bonds	6.75% 01 Oct 2037	475,000	385,637
HSBC Hldgs Plc	Corporate Bonds	6.8% 01 Jun 2038	350,000	369,859
International Business Machines	Corporate Bonds	8% 15 Oct 2038	555,000	738,839
JP Morgan Chase & Co	Corporate Bonds	6.4% 15 May 2038	575,000	680,202
Johnson & Johnson	Corporate Bonds	5.95% 15 Aug 2037	195,000	238,066
Johnson & Johnson	Corporate Bonds	5.85% 15 Jul 2038	645,000	779,255
JP Morgan Chase Bank	Corporate Bonds	6% 01 Oct 2017	345,000	347,994
Kellogg Co	Corporate Bonds	6.6% 01 Apr 2011	425,000	444,805
Kraft Foods Inc	Corporate Bonds	6.875% 01 Feb 2038	460,000	459,680
Kroger Co	Corporate Bonds	7.5% 15 Jan 2014	225,000	236,520
MassMutual Global Fdg Ii Mtn	Corporate Bonds	3.5% 15 Mar 2010	530,000	517,101
Mcdonalds Corp	Corporate Bonds	6.3% 01 Mar 2038	355,000	391,567
Mcgraw Hill Cos Inc	Corporate Bonds	6.55% 15 Nov 2037	400,000	286,328
Midamerican Energy Hldgs Co	Corporate Bonds	6.5% 15 Sep 2037	365,000	356,293
Morgan Stanley Group Inc	Corporate Bonds	5.25% 02 Nov 2012	625,000	568,421
New York Life Ins Co	Corporate Bonds	5.875% 15 May 2033	250,000	222,639
New York Life Global Fdg	Corporate Bonds	5.25% 16 Oct 2012	540,000	529,715
News America Inc	Corporate Bonds	6.65% 15 Nov 2037	675,000	668,089
Nordstrom Inc	Corporate Bonds	7% 15 Jan 2038	225,000	133,627
Pacific Gas & Elec Co	Corporate Bonds	5.625% 30 Nov 2017	425,000	435,281
Pacificorp	Corporate Bonds	6.35% 15 Jul 2038	550,000	589,484
Petro Cda	Corporate Bonds	6.8% 15 May 2038	125,000	94,329
President Fellows Harvard Coll	Corporate Bonds	6% 15 Jan 2019	640,000	690,580
Procter & Gamble Co	Corporate Bonds	5.55% 05 Mar 2037	590,000	654,973
Rio Tinto Fin USA Ltd	Corporate Bonds	7.125% 15 Jul 2028	475,000	335,333
Siemens Financieringsmaatschap	Corporate Bonds	6.125% 17 Aug 2026	360,000	350,082
Suncor Energy Inc	Corporate Bonds	6.5% 15 Jun 2038	90,000	68,058
Suncor Energy Inc	Corporate Bonds	6.85% 01 Jun 2039	275,000	218,786
Target Corp	Corporate Bonds	7% 15 Jan 2038	335,000	310,476
Time Warner Cos Inc	Corporate Bonds	6.95% 15 Jan 2028	360,000	332,009
Time Warner Cable Inc	Corporate Bonds	7.3% 01 Jul 2038	725,000	753,179
Transcanada Pipelines Ltd	Corporate Bonds	7.25% 15 Aug 2038	305,000	303,604
Travelers Cos Inc	Corporate Bonds	6.25% 15 Jun 2037	685,000	658,608
Union Pac Corp	Corporate Bonds	5.45% 31 Jan 2013	350,000	339,486
United Parcel Svc Inc	Corporate Bonds	6.2% 15 Jan 2038	495,000	545,715
United Technologies Corp	Corporate Bonds	5.375% 15 Dec 2017	430,000	434,685
United Technologies Corp	Corporate Bonds	6.125% 15 Jul 2038	25,000	27,170
Unitedhealth Group Inc	Corporate Bonds	6.625% 15 Nov 2037	520,000	438,328

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment	Rate and Maturity (when applicable)	Shares or Units	Current Value
Verizon Communications Inc	Corporate Bonds	8.95% 01 Mar 2039	200,000	258,338
Verizon Wireless Cap	Corporate Bonds	8.5% 15 Nov 2018	260,000	304,636
Wachovia Bank Natl Assn	Corporate Bonds	5.85% 01 Feb 2037	255,000	248,941
Wal Mart Stores Inc	Corporate Bonds	4.55% 01 May 2013	215,000	222,596
Wal Mart Stores Inc	Corporate Bonds	5.25% 01 Sep 2035	460,000	458,005
Wells Fargo & Co New	Corporate Bonds	4.95% 16 Oct 2013	350,000	341,700
Wells Fargo Bank Natl Assn	Corporate Bonds	4.75% 09 Feb 2015	250,000	253,047
Fed Hm Ln Pc Pool G01704	Federal Agency Obligation	5.5% 01 Jul 2033	1,655,020	1,701,447
Fed Hm Ln Pc Pool G11690	Federal Agency Obligation	4% 01 Feb 2020	415,583	421,412
Fed Hm Ln Pc Pool 847498	Federal Agency Obligation	4.482% 01 Jun 2034	272,205	278,364
Fed Hm Ln Pc Pool A46092	Federal Agency Obligation	5% 01 Jul 2035	1,160,274	1,187,336
Fed Hm Ln Pc Pool A47346	Federal Agency Obligation	5% 01 Oct 2035	1,918,716	1,963,468
Fed Hm Ln Pc Pool A61373	Federal Agency Obligation	5% 01 Apr 2036	662,922	678,591
Fed Hm Ln Pc Pool A64391	Federal Agency Obligation	6% 01 Aug 2037	263,852	272,094
Fed Hm Ln Pc Pool A64578	Federal Agency Obligation	5.5% 01 Aug 2037	443,297	454,235
Fed Hm Ln Pc Pool A67850	Federal Agency Obligation	6% 01 Jun 2037	450,897	464,981
Fed Hm Ln Pc Pool A68726	Federal Agency Obligation	6.5% 01 Nov 2037	303,933	316,026
Fed Hm Ln Pc Pool A74920	Federal Agency Obligation	5% 01 Mar 2038	95,219	97,419
Fed Hm Ln Pc Pool 1J0244	Federal Agency Obligation	5.662% 01 Jan 2037	1,509,482	1,539,966
Fed Hm Ln Pc Pool G01813	Federal Agency Obligation	5% 01 Apr 2035	1,519,537	1,555,453
Fed Hm Ln Pc Pool G01819	Federal Agency Obligation	5% 01 Jun 2035	496,954	508,545
Fed Hm Ln Pc Pool G01894	Federal Agency Obligation	5% 01 Jul 2035	536,823	549,512
Fed Hm Ln Pc Pool G02274	Federal Agency Obligation	5% 01 Jul 2036	530,790	543,087
Fed Hm Ln Pc Pool G02308	Federal Agency Obligation	5.5% 01 Sep 2036	764,727	783,638
Fed Hm Ln Pc Pool G12033	Federal Agency Obligation	4.5% 01 Dec 2019	16,460	16,894
Fed Hm Ln Pc Pool G12034	Federal Agency Obligation	4.00% 01 May 2021	176,527	179,003
Fed Hm Ln Pc Pool G12080	Federal Agency Obligation	4.50% 01 Dec 2034	690,542	710,487
Fed Hm Ln Pc Pool G02740	Federal Agency Obligation	5.5% 01 Mar 2036	1,078,320	1,105,156
Fed Hm Ln Pc Pool G03512	Federal Agency Obligation	6% 01 Oct 2037	300,713	310,106
Fed Hm Ln Pc Pool G03581	Federal Agency Obligation	6% 01 Nov 2037	352,561	363,573
Fed Hm Ln Pc Pool G03951	Federal Agency Obligation	6% 01 Jan 2038	1,439,569	1,484,536
Fed Hm Ln Pc Pool G04447	Federal Agency Obligation	6% 01 Jun 2038	1,179,972	1,216,712
Fed Hm Ln Pc Pool G12881	Federal Agency Obligation	4.5% 01 Nov 2022	174,839	179,032
Fed Hm Ln Pc Pool G12896	Federal Agency Obligation	5% 01 Nov 2022	670,837	689,652
Fed Hm Ln Pc Pool G08062	Federal Agency Obligation	5% 01 Jun 2035	544,850	557,558
Fed Hm Ln Pc Pool G18263	Federal Agency Obligation	4.5% 01 Jul 2023	484,541	496,113
Fed Hm Ln Pc Pool 1J1262	Federal Agency Obligation	1% 01 Jan 2036	337,199	342,151
Fed Hm Ln Pc Pool 1J1548	Federal Agency Obligation	5.706% 01 Mar 2037	415,812	423,587
Fed Hm Ln Pc Pool C03027	Federal Agency Obligation	6% 01 Sep 2037	720,511	743,017
Federal Home Ln Mtg Corp	Federal Agency Obligation	5% 15 Mar 2029	590,000	601,094
Federal Home Ln Mtg Corp	Federal Agency Obligation	6% 15 Sep 2025	373,230	380,938
Federal Home Ln Mtg Corp	Federal Agency Obligation	6% 15 Dec 2026	276,618	282,738
Federal Home Ln Mtg Corp	Federal Agency Obligation	5.651% 25 Apr 2016	232,581	242,541
Federal Home Ln Mtg Corp	Federal Agency Obligation	6% 15 Apr 2027	269,568	273,014
Federal Home Ln Mtg Corp	Federal Agency Obligation	5.5% 15 May 2026	294,922	301,294
Federal Home Ln Mtg Corp	Federal Agency Obligation	5% 15 Mar 2022	605,000	616,569
Federal Home Ln Mtg Cor	Federal Agency Obligation	5.5% 15 Jun 2022	670,000	686,771
Fed Hm Ln Pc Pool G01705	Federal Agency Obligation	5.5% 01 Jun 2034	1,320,325	1,359,623
Fed Hm Ln Pc Pool G01737	Federal Agency Obligation	5% 01 Dec 2034	1,045,785	1,070,504

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment	Rate and Maturity (when applicable)	Shares or Units	Current Value
Fed Hm Ln Pc Pool E96854	Federal Agency Obligation	4% 01 Jun 2018	408,805	418,499
Fed Hm Ln Pc Pool A51893	Federal Agency Obligation	6% 01 Jun 2036	549,760	566,964
Fed Hm Ln Pc Pool G02033	Federal Agency Obligation	7% 25 Jan 2035	983,975	1,028,831
Fed Hm Ln Pc Pool G12021	Federal Agency Obligation	4% 01 May 2014	286,126	290,508
Fed Hm Ln Pc Pool G12024	Federal Agency Obligation	4.5% 01 Aug 2018	1,244,617	1,280,567
Fed Hm Ln Pc Pool G03248	Federal Agency Obligation	6% 01 Aug 2037	3,235,750	3,336,823
Fed Hm Ln Pc Pool C01437	Federal Agency Obligation	7% 01 Oct 2032	312,657	328,574
Fed Hm Ln Pc Pool C01416	Federal Agency Obligation	7% 01 Sep 2032	327,049	343,699
Fnma Pool 253635	Federal Agency Obligation	7% 01 Feb 2016	21,702	22,620
Fnma Pool 253643	Federal Agency Obligation	7.5% 01 Feb 2031	30,085	31,851
Fnma Pool 254261	Federal Agency Obligation	6.5% 01 Apr 2017	71,707	74,506
Fnma Pool 254918	Federal Agency Obligation	4.5% 01 Sep 2033	604,895	614,931
Fnma Pool 255274	Federal Agency Obligation	5% 01 Jun 2019	384,456	396,161
Fnma Pool 255900	Federal Agency Obligation	6% 01 Oct 2035	248,015	255,659
Fnma Pool 256926	Federal Agency Obligation	6.5% 01 Oct 2037	759,349	789,561
Fnma Pool 512673	Federal Agency Obligation	7.5% 01 Sep 2029	9,996	10,587
Fnma Pool 535996	Federal Agency Obligation	7.5% 01 Jun 2031	95,495	101,100
Fnma Pool 545759	Federal Agency Obligation	6.5% 01 Jul 2032	812,545	847,840
Fnma Pool 545817	Federal Agency Obligation	6.5% 01 Aug 2032	729,377	761,059
Fnma Pool 555515	Federal Agency Obligation	6.5% 01 Dec 2017	10,620	11,050
Fnma Pool 555967	Federal Agency Obligation	5.5% 01 Nov 2033	881,238	905,510
Fnma Pool 634503	Federal Agency Obligation	6.5% 01 Mar 2017	33,599	34,911
Fnma Pool 655114	Federal Agency Obligation	7.5% 01 Aug 2032	5,441	5,764
Fnma Pool 670385	Federal Agency Obligation	6.5% 01 Sep 2032	459,858	481,270
Federal Natl Mtg Assn	Federal Agency Obligation	5% 25 May 2035	294,106	298,874
Federal Natl Mtg Assn	Federal Agency Obligation	5% 25 Nov 2025	765,601	774,502
Federal Natl Mtg Assn	Federal Agency Obligation	5.5% 25 Feb 2030	233,966	239,898
Federal Natl Mtg Assn	Federal Agency Obligation	6% 25 Feb 2028	235,508	240,303
Fnma Pool 725424	Federal Agency Obligation	5.5% 01 Apr 2034	634,335	651,806
Fnma Pool 725221	Federal Agency Obligation	5.5% 01 Jan 2034	1,275,778	1,310,916
Fnma Pool 735224	Federal Agency Obligation	5.5% 01 Feb 2035	1,206,214	1,239,437
Fnma Pool 735403	Federal Agency Obligation	5% 01 Apr 2035	3,135,686	3,207,842
Fnma Pool 735871	Federal Agency Obligation	5.5% 01 Jul 2035	944,161	969,575
Fnma Pool 745147	Federal Agency Obligation	4.5% 01 Dec 2035	548,572	556,987
Fnma Pool 745852	Federal Agency Obligation	6.5% 01 Dec 2033	221,229	231,106
Fnma Pool 758938	Federal Agency Obligation	5.5% 01 Jan 2034	198,402	203,867
Fnma Pool 763984	Federal Agency Obligation	5.5% 01 Dec 2033	570,455	587,264
Fnma Pool 829028	Federal Agency Obligation	4.5% 01 Jul 2020	605,610	620,642
Fnma Pool 835760	Federal Agency Obligation	4.5% 01 Sep 2035	152,726	155,069
Fnma Pool 881959	Federal Agency Obligation	5.656% 01 Feb 2036	812,504	826,528
Fnma Pool 888100	Federal Agency Obligation	5.5% 01 Sep 2036	3,946,663	4,056,892
Fnma Pool 888211	Federal Agency Obligation	7.00% 01 Feb 2037	403,964	425,615
Fnma Pool 888594	Federal Agency Obligation	6% 01 Aug 2022	743,717	772,646
Fnma Pool 888756	Federal Agency Obligation	5.853% 01 Oct 2037	464,132	476,913
Fnma Pool 888992	Federal Agency Obligation	6.5% 01 Nov 2037	428,589	445,641
Fnma Pool 889428	Federal Agency Obligation	5% 01 Apr 2023	300,001	308,525
Fnma Pool 897144	Federal Agency Obligation	6% 01 Sep 2036	368,530	379,832
Fnma Pool 899622	Federal Agency Obligation	5.5% 01 Jul 2037	238,987	245,257
Fnma Pool 901506	Federal Agency Obligation	5.766% 01 Nov 2036	506,186	513,938

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment	Rate and Maturity (when applicable)	Shares or Units	Current Value
Fnma Pool 902307	Federal Agency Obligation	6% 01 Nov 2036	777,877	801,732
Fnma Pool 905121	Federal Agency Obligation	6% 01 Dec 2036	312,797	322,390
Fnma Pool 908736	Federal Agency Obligation	6% 01 Feb 2037	837,767	863,460
Fnma Pool 937666	Federal Agency Obligation	6% 01 Jun 2037	581,868	599,679
Fnma Pool 968515	Federal Agency Obligation	6.5% 01 Jan 2038	948,864	986,617
Fnma Pool 970020	Federal Agency Obligation	5% 01 Jun 2023	740,047	760,729
Fnma Pool 970398	Federal Agency Obligation	4.5% 01 Jul 2038	497,021	504,490
Fnma Pool 972217	Federal Agency Obligation	5% 01 Mar 2023	675,402	694,345
Fnma Pool 974965	Federal Agency Obligation	5% 01 Apr 2038	519,423	530,889
Fnma Pool 982832	Federal Agency Obligation	5% 01 May 2038	216,547	221,327
Fnma Pool 254681	Federal Agency Obligation	4.5% 01 Mar 2013	446,768	456,371
Fnma Pool 254693	Federal Agency Obligation	5.5% 01 Apr 2033	424,611	436,306
Fnma Pool 254548	Federal Agency Obligation	5.5% 01 Dec 2032	1,931,160	1,986,462
Fnma Pool 255492	Federal Agency Obligation	4% 01 Oct 2014	326,638	331,352
Fnma Pool 545996	Federal Agency Obligation	7% 01 Oct 2032	372,120	393,755
Fnma Pool 555851	Federal Agency Obligation	0.99% 01 Oct 2033	696,097	728,509
Fnma Pool 555967	Federal Agency Obligation	5.5% 01 Nov 2033	1,456,659	1,496,779
Fnma Pool 609781	Federal Agency Obligation	6.5% 01 Sep 2016	314,558	326,568
Federal Natl Mtg Assn	Federal Agency Obligation	5.503% 25 Sep 2011	535,000	573,164
Fnma Pool 687082	Federal Agency Obligation	5.5% 01 Jan 2018	195,873	203,096
Fnma Pool 708767	Federal Agency Obligation	4% 01 Jun 2018	175,685	180,265
Fnma Pool 725484	Federal Agency Obligation	7% 01 May 2034	590,164	624,477
Fnma Pool 725221	Federal Agency Obligation	5.5% 01 Jan 2034	284,903	292,750
Fnma Pool 735059	Federal Agency Obligation	4% 01 Oct 2019	1,458,673	1,479,186
Fnma Pool 745081	Federal Agency Obligation	5.00% 01 Jun 2034	1,476,589	1,512,061
Fnma Pool 745145	Federal Agency Obligation	4.5% 01 Dec 2020	438,458	450,618
Fnma Pool 745394	Federal Agency Obligation	4.5% 01 Nov 2020	1,095,323	1,123,880
Fnma Pool 745569	Federal Agency Obligation	4% 01 May 2016	583,562	591,804
Fnma Pool 745570	Federal Agency Obligation	4.5% 01 May 2016	406,388	415,356
Fnma Pool 745571	Federal Agency Obligation	4% 01 Jan 2019	2,732,006	2,772,986
Fnma Pool 776974	Federal Agency Obligation	5.5% 01 Apr 2034	372,748	382,782
Fnma Pool 865213	Federal Agency Obligation	7% 01 Nov 2029	214,615	227,046
Fnma Pool 890085	Federal Agency Obligation	5.5% 01 Jul 2023	1,525,000	1,568,129
Fnma Pool 995217	Federal Agency Obligation	5.5% 01 Dec 2023	2,700,000	2,776,359
Gnma Pool 596796	Federal Agency Obligation	7% 15 Dec 2032	25,655	26,976
Gnma Pool 592128	Federal Agency Obligation	7% 15 Nov 2032	9,620	10,115
Gnma Pool 391705	Federal Agency Obligation	5.5% 15 Jan 2038	275,023	283,896
Gnma Pool 781862	Federal Agency Obligation	5.5% 15 Jan 2035	393,271	406,205
Gnma Pool 657162	Federal Agency Obligation	6% 15 Jul 2037	288,020	297,693
Gnma Pool 658058	Federal Agency Obligation	6% 15 Aug 2036	542,030	560,396
Gnma Pool 671023	Federal Agency Obligation	6% 15 Aug 2037	101,568	104,979
Gnma Pool 680074	Federal Agency Obligation	6% 15 Nov 2037	459,231	474,654
Gnma Pool 687720	Federal Agency Obligation	5.5% 15 Jul 2038	737,405	761,195
Gnma Pool 689858	Federal Agency Obligation	6% 15 Sep 2038	907,339	937,812
Gnma Pool 699277	Federal Agency Obligation	6% 15 Sep 2038	239,495	247,538
Gnma Ii Pool 003151	Federal Agency Obligation	7% 20 Oct 2031	70,258	73,942
Gnma Ii Pool 003240	Federal Agency Obligation	7% 20 May 2032	27,177	28,440
Gnma Ii Pool 003229	Federal Agency Obligation	7% 20 Apr 2032	27,552	28,832
Gnma Ii Pool 003624	Federal Agency Obligation	5.5% 20 Oct 2034	652,262	671,839

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment	Rate and Maturity (when applicable)	Shares or Units	Current Value
Gnma Ii Pool 003637	Federal Agency Obligation	5.5% 20 Nov 2034	834,009	859,040
Gnma Ii Pool 003774	Federal Agency Obligation	5.5% 20 Oct 2035	451,604	464,940
Gnma Ii Pool 004222	Federal Agency Obligation	6% 20 Aug 2038	710,736	734,779
Federal Home Loan Bank	Government Issued Security	5% 17 Nov 2017	600,000	687,899
Federal Home Loan Bank	Government Issued Security	3.625% 01 Jul 2011	2,870,000	3,032,718
Federal Natl Mtg Assn	Government Issued Security	5% 11 May 2017	600,000	684,131
Federal Home Ln Mtg Corp	Government Issued Security	5.5% 18 Jul 2016	830,000	968,599
Fannie Mae	Government Issued Security	3.875% 10 Dec 2009	755,000	777,000
Federal Natl Mtg Assn	Government Issued Security	2.875% 12 Oct 2010	4,685,000	4,832,385
Financement Que	Government Issued Security	5% 25 Oct 2012	225,000	241,913
Ontario Prov Cda	Government Issued Security	3.125% 08 Sep 2010	1,015,000	1,025,404
Tennessee Valley Auth	Government Issued Security	5.375% 01 Apr 2056	235,000	297,672
United Mexican States	Government Issued Security	6.375% 16 Jan 2013	600,000	630,000
United Mexican Sts Medium Term	Government Issued Security	6.05% 11 Jan 2040	120,000	116,400
United States Treas Bds	Government Issued Security	0.0% 08 Jan 2009	2,400,000	2,399,998
United States Treas Bds	Government Issued Security	8.125% 15 Aug 2019	350,000	517,289
United States Treas Bds	Government Issued Security	7.875% 15 Feb 2021	3,440,000	5,112,700
United States Treas Bds	Government Issued Security	7.25% 15 Aug 2022	1,660,000	2,413,484
United States Treas Bds	Government Issued Security	7.125% 15 Feb 2023	780,000	1,131,609
United States Treas Bds	Government Issued Security	6.25% 15 Aug 2023	30,000	40,917
United States Treas Bds	Government Issued Security	6.375% 15 Aug 2027	390,000	570,741
United States Treas Bds	Government Issued Security	5.5% 15 Aug 2028	1,340,000	1,811,093
United States Treas Bds	Government Issued Security	5.25% 15 Feb 2029	260,000	344,784
United States Treas Bds	Government Issued Security	4.375% 15 Feb 2038	1,080,000	1,446,525
United States Treas Bds	Government Issued Security	4.5% 15 May 2038	720,000	982,688
United States Treas Nts	Government Issued Security	3.625% 15 May 2013	1,160,000	1,274,550
United States Treas Nts	Government Issued Security	5.125% 15 May 2016	770,000	932,361
United States Treas Nts	Government Issued Security	5.125% 30 Jun 2011	1,930,000	2,136,118
United States Treas Nts	Government Issued Security	4.875% 15 Aug 2016	2,005,000	2,395,819
United States Treas Nts	Government Issued Security	4.625% 15 Feb 2017	2,000,000	2,365,312
United States Treas Nts	Government Issued Security	4.875% 30 Jun 2009	385,000	393,768
United States Treas Nts	Government Issued Security	4.75% 15 Aug 2017	485,000	579,878
United States Treas Nts	Government Issued Security	2% 28 Feb 2010	45,000	45,810
United States Treas Nts	Government Issued Security	3.5% 31 May 2013	1,905,000	2,086,569
United States Treas Nts	Government Issued Security	2.875% 30 Jun 2010	665,000	688,665
Unites States Treas Nts	Government Issued Security	3.75% 15 Nov 2018	1,145,000	1,296,174
Unites States Treas Nts	Government Issued Security	1.75% 15 Nov 2011	4,610,000	4,713,725
United States Treas Nts	Government Issued Security	1.25% 31 Dec 2013	1,625,000	1,621,318
Synthetic Guaranteed Investment Contracts:
Bank Of America
IGT Invesco Multi-Mgr A or Better Interm. Government/Credit Fund	Commingled Fund		117,281,083	144,514,368
JP Morgan Chase
IGT Invesco Multi-Mgr A or Better Interm. Government/Credit Fund	Commingled Fund		117,252,247	144,279,699
Monumental Life
IGT Invesco Short-term Bond Fund	Commingled Fund		143,469,086	184,214,444
Pacific Life Ins
IGT Invesco Multi-Mgr A or Better Core Fund	Commingled Fund		97,260,235	118,285,715

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment	Rate and Maturity (when applicable)	Shares or Units	Current Value
*State Street Bank & Trust
IGT Invesco Short-term Bond Fund	Commingled Fund		146,621,191	188,184,798
Connecticut St	Municipal Government Security	5.85% 15 Mar 2032	400,000	374,068
*Participant Loans	Loans with interest rates (ranging 5% to 10.5% and maturities 2009 to 2024)		74,499,227	74,499,227
BGI Equity Index Fd F	Commingled Fund		41,735,772	576,371,011
Capital Guardian International	Commingled Fund		1,948,520	21,121,959
MSCI World Ex Us Sl	Commingled Fund		40,344,285	255,419,670
Pimco Total Return Fd	Mutual Fund		6,004,293	60,883,536
BGI Active Inl Equity Fund	Commingled Fund		2,821,421	38,145,614
*Mellon Trust	Short Term Investment Fund		19,913	19,913

*State Street Bank & Trust Co	Short Term Investment Fund		34,679,562	34,679,562

Self-Directed Personal Choice Retirement Account:
Government Securities				288,795
Other Marketable Securities				147,433,377
Total Investments not including the Plan’s investment in the Master Trust				$2,387,922,575

* Represents a party in interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Qwest Savings & Investment Plan

June 29, 2009	/s/ Patrick J. Halbach
Date	Patrick J. Halbach
Authorized Representative